Exhibit 99.2

21 March 2016

Dear Shareholder,

Request to send or supply documents in electronic form and to making documents available on a website

This document is important and requires your immediate attention. If you are in any doubt about the contents of this document, or as to what action you should take, you should seek your own financial advice from your stockbroker, solicitor, accountant or other independent adviser authorised under the Financial Services and Markets Act 2000.

The purpose of this letter is for Summit Therapeutics PLC (the ‘Company’) to seek your consent to sending or supplying you with documents and information in electronic form and by way of website publication. The Company already has provisions to allow electronic and website communications in its articles of association.

The Company would like to communicate with you electronically for the following reasons:

•	sending documents electronically will increase shareholder value by saving on the Company’s printing and postage costs;

•	electronic communication is faster than hard copy postage, so you will receive information from the Company more promptly; and

•	reduction in hard copy paper printing is beneficial to the environment.

Please note that if you consent to receiving documents or information in electronic form or by website publication, you will remain entitled to a hard copy version of any document or information upon request. In addition, the Company may in certain circumstances choose to send you documents or information in hard copy rather than electronic form or by website publication.

Action required:

For electronic communications

If you consent to the Company sending or supplying you with documents and information in electronic form, you should complete the attached Form A and return it to the Company in the reply envelope provided. If you do not return this form to the Company, the Company will not be permitted to send or supply you with such documents and information in electronic form.

For website communications

If you consent to the Company communicating with you by way of website publication, no further action is required. You will be deemed to have agreed to the Company sending or supplying documents or information to you by making them available on a website following a period of 28 days beginning on the date of this letter.

If you do not consent to the Company communicating with you by way of website publication, you should complete the attached Form B and return it to the Company.

If the Company is permitted to proceed with website communications, it will notify you whenever it makes documents or information available on a website, giving you details of:

•	the address of the website

•	the place on the website where the documents and information are located, and

•	details of how to access the documents or information

Yours sincerely,

Melissa Strange, FCCA Company Secretary

Summit Therapeutics plc

85b Park Drive

Milton Park

Abingdon

Oxfordshire

OX14 4RY

United Kingdom

T: +44 (0)1235 443 939

F: +44 (0)1235 443 999

E: info@summitplc.com

www.summitplc.com

Country of registration: England and Wales

Registered address: As above

Registered number: 05197494

VAT number: 876331407

Form A:

Consent to communications in electronic form

TO: Summit Therapeutics plc (the ‘Company’)

I/We agree to the Company’s request to send or supply documents and information to me/us in electronic form.

My/Our email address and/or facsimile number for this purpose is:

Signed

Shareholder

Print full Shareholder name

Position of signatory
(for example, director signing on behalf of a corporate shareholder)

Date

Form B:

Objection to communications by way of website publication

TO: Summit Therapeutics plc (the ‘Company’)

I/We do not agree to the Company’s request to send or supply documents and information to me/us by way of website publication.

Signed

Shareholder

Print full Shareholder name

Position of signatory
(for example, director signing on behalf of a corporate shareholder)

Date